Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

November 1, 2016

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Caesarstone Ltd. (the “Company” or “Caesarstone”), to be held on December 6, 2016, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Company’s notice of the Meeting (the “Notice”), as published on October 26, 2016, and the proxy statement (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 31, 2016, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

/s/ Yonathan Melamed
Yonathan Melamed
Chairman of the Board of Directors

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 6, 2016

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, October 26, 2016 – Caesarstone Ltd. (Nasdaq: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 6, 2016, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Messrs. Ofer Tsimchi, Ronald Kaplan and Amit Ben Zvi and to elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel and Eric D. Herschmann, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company and until their respective successors are duly elected and qualified;

(2)	(a) to approve the compensation of Messrs. Roger Abravanel, Ronald Kaplan and Eric D. Herschmann, as directors of the Company;

(b) to approve the compensation of Dr. Ariel Halperin as the chairman of the board of directors;

(3)	to approve the terms of office and engagement of Mr. Raanan Zilberman, the Company’s appointed Chief Executive Officer;

(4)
to approve an amendment to the terms of the services agreement between the Company and Mr. Yos Shiran, the Company’s former Chief Executive Officer, with respect to the terms of payment of the annual bonus to which Mr. Shiran is entitled pursuant to such agreement following the termination date;

(5)	to approve the Company’s Compensation Policy for a period of three years; and

(6)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of said independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

The board of directors recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

The board of directors of the Company appointed Dr. Ariel Halperin as the chairman of the board of directors effective immediately following the conclusion of the Meeting on December 6, 2016, subject to his election as a director at the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s financial statements for the year ended December 31, 2015.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. The approval of Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, the approval of Proposal No. 2(a),  is  in each case subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 3, 4 and 5, the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder (the “Israeli Companies Law”), allows the board of directors of a company to approve each of such proposals even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, for Proposal No. 2(a).

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

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Only shareholders of record at the close of business on October 31, 2016 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 9, 2016, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than November 27, 2016. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Yonathan Melamed
Yonathan Melamed
Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
October 26, 2016

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CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on December 6, 2016, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on October 31, 2016, the record date for the Meeting.

The Proxy

Yair Averbuch and Michal Baumwald Oron, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals, other than Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, Proposal No. 2(a). If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on October 31, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 34,321,573 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. The approval of each of Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, the approval of Proposal No. 2(a),  is  in each case subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 3, 4 and 5, the Israeli Companies Law allows the board of directors of a company to approve such proposals even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, for Proposal No. 2(a).

The Board recommends shareholders vote “FOR” all of the Proposals.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, which owns approximately 33.3% of the Company’s outstanding ordinary shares as of the Record Date, together with Tene (as defined below) are deemed the Company’s controlling shareholders as defined in the Israeli Companies Law. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 7, 2016, and accessible through the Company’s website at www.caesarstone.com or through the SEC’s website www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 31, 2016, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,321,573 ordinary shares outstanding as of October 31, 2016.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Kibbutz Sdot-Yam(1)(3)	11,440,000	33.3%
Tene Investment in Projects 2016, L.P.(2)(3)	11,440,000	33.3%
Baron Capital Group, Inc.(4)	3,782,138	11.0%
FMR LLC(5)	3,528,659	10.3%
All of our officers and directors as a group(6)	180,000	*

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam") on October 27, 2016, as of October 13, 2016, Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam, a wholly-owned subsidiary of Kibbutz Sdot-Yam, which holds voting and dispositive power over 11,440,000 ordinary shares, including shared voting power, over 11,440,000 ordinary shares and sole dispositive power over 10,440,000 ordinary shares.  No individual member of Mifalei Sdot-Yam has dispositive power or casting vote. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam.

(2) On October 26, 2016, Tene Investment in Projects 2016, L.P. ("Tene"), filed a Schedule 13D/A, pursuant to which as of October 13, 2016, Tene Growth Capital III (G.P.) Company Ltd. ("Tene III"), holds shared voting power over 11,440,000 ordinary shares and shared dispositive power over 3,000,000 ordinary shares; Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P ("Tene III Projects"), holds shared voting power over 11,440,000 ordinary shares and shared dispositive power over 3,000,000 ordinary shares; Tene holds shared voting power over 11,440,000 ordinary shares and shared dispositive power over 3,000,000 ordinary shares; and Dr. Ariel Halperin holds shared voting power over 11,440,000 ordinary shares and shared dispositive power over 3,000,000 ordinary shares. Tene III is the general partner of Tene III Projects, which is the general partner of Tene. Dr. Halperin is the sole director and a major shareholder of Tene III.

(3) On September 5, 2016, Mifalei Sdot-Yam entered into a term sheet with Tene, pursuant to which the parties agreed to vote at general meetings of the shareholders of the Company in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties shall vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which, Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. will determine the manner in which both parties shall vote if no agreement is reached. The term sheet provides for the sale of 1,000,000 Ordinary Shares by Mifalei Sdot-Yam to Tene as well as a call option conferring upon Tene for a period of five years the right to purchase from Mifalei Sdot-Yam up to 2,000,000 Ordinary Shares. On October 13, 2016, the Israeli Antitrust Commissioner approved the transactions described above.

(4) Based on a Schedule 13G/A filed with the SEC on February 2, 2016, by Baron Capital Group, Inc, as of December 31, 2015, BAMCO, Inc. holds shared voting power over 3,193,986 shares and shared dispositive power over 3,595,986 shares; Baron Capital Group, Inc. holds shared voting power over 3,380,138 shares and shared dispositive power over 3,782,138 shares; Baron Capital Management, Inc. holds shared voting and dispositive power over 186,152 shares; and Ronald Baron holds shared voting power over 3,380,138 shares and shared dispositive power over 3,782,138 shares. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. and Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The address of each holder is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(5) Based on a Schedule 13G/A filed with the SEC on February 12, 2016 by FMR LLC, as of December 31, 2015, FMR LLC holds sole voting power over 419,083 shares and sole dispositive power over 3,528,659 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co.”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(6) Consists of 180,000 options to purchase 180,000 ordinary shares granted to the executive officers and directors which are vested as of October 31, 2016 or will have vested within 60 days thereafter.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company’s current Articles of Association, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are eight directors serving on the Board.

Our  Nominating Committee is currently comprised of Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Ofer Tsimchi, each of whom has been determined by the Board to be independent under the corporate governance standards of the NASDAQ Stock Market.

At the Meeting, the shareholders will be asked to elect seven directors, which were nominated by the Nominating Committee and approved by our Board.

Under the corporate governance standards of the NASDAQ Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of nine members, six of whom will be independent under the rules of the NASDAQ Stock Market. Specifically, our Board has determined that Messrs. Ofer Tsimchi, Ronald Kaplan, Roger Abravanel, Eric D. Herschmann, Ofer Borovsky and Ms. Irit Ben Dov meet the independence standards under the rules of the NASDAQ Stock Market. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence standard of the Israeli Companies Law and will serve as an independent director under the Israeli Companies Law.

Each of the director nominees has certified to us that he complies with all requirements under the Israeli Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Israeli Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Israeli Companies Law, two of our directors are required to be external directors. Mr. Ofer Borovsky and Ms. Irit Ben-Dov serve as our external directors for a three-year term, which commenced on March 21, 2015, and their appointment fulfills the requirements of the Israeli Companies Law for the Company to have two external directors. Under the Israeli Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Israeli Companies Law. The Board determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has “accounting and financial expertise”. Our Board has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the NASDAQ Stock Market rules.  Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our audit committee met seven times since last year’s annual general meeting. The compensation committee met eight times since last year’s annual general meeting. The nominating committee met three times since last year’s annual general meeting. All of our directors nominated for re-election have attended 90% or more of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (other than our Chairman of the Board), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). In the case of an external director, which does not qualify as an expert in accordance with the Israeli Companies Regulation, the Annual Fee shall not exceed the maximum annual fee of an external director set forth in the Israeli Companies Regulations. The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening – the Participation Compensation will be reduced by 50%; and (2) for participation through media communication – the Participation Compensation will be reduced by 60%.

The Participation Compensation and the Annual Fee is inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference, provided, however, that with respect to independent directors residing outside of Israel (other than the chairman of the Company’s Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, following the Meeting, directors shall be entitled to reimbursement for travelling expenses when traveling abroad on behalf of Caesarstone and other expenses incurred in the performance of their duties and other services to the Company.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with the Compensation Policy. In addition, the Company releases its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles of Association, and provides them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification was incorporated by reference as Exhibit 4.6 to our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 7, 2016, and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting (and in the case of the Chairman of the Board, subject to the adoption of Proposal No. 2(b)), would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above. Notwithstanding the above, in the event Proposal No. 2(a) will be adopted, Messrs. Roger Abravanel, Ronald Kaplan and Eric D. Herschmann, will be entitled to the Annual Fee and Participation Compensation in accordance with Proposal No. 2(a), subject to their election as directors at the Meeting.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Israeli Companies Law or unless he or she is removed from office as described below.

Under the Company’s current Articles of Association, the directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, becomes less than the minimum set forth in our Articles of Association, the remaining director(s) shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board or of convening a general meeting, but not for any other purpose.

PROPOSAL ONE

TO ELECT DIRECTORS

Background

At the Meeting, the shareholders will be asked to (i) re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company and until each of their respective succcessors has been duly elected and qualified: Ofer Tsimchi, Ronald Kaplan and Amit Ben Zvi; and (ii) elect the following new nominees as directors of the Company to serve until the next annual general meeting of shareholders of the Company and until each of their respective succcessors has been duly elected and qualified: Ariel Halperin, Dori Brown, Roger Abravanel and Eric D. Herschmann.

Ofer Tsimchi (56) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd. from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma since 2011, Maabarot Products Ltd. since 2014, and Kidron Industrial Materials ltd since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Ronald Kaplan (64) has served as our director since December 2015. Mr. Kaplan has served as Chairman of the board of directors of Trex Company, Inc. (NYSE: TREX) since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

 Amit Ben Zvi (53) has served as our director since December 2015. Mr. Ben Zvi served as the business manager of Kibbutz Sdot-Yam since May 2015. From 2010 to 2014, Mr. Ben-Zvi served as our safety health environment and quality manager. From 2004 to 2010, Mr. Ben Zvi served as the chief executive officer of the Sdot-Yam Business, Maintenance and Management Cooperative Agricultural Society Ltd. From 1999 to 2004, Mr. Ben Zvi served as our vice president, operations. From 1995 to 1998, Mr. Ben Zvi served as vice president, operations of Ram-On Investments and Holdings (1999) Ltd. (formerly Polyram). From 1991 to 1995, Mr. Ben Zvi served as a regional service manager at Amnir Recycling Ltd. Mr. Ben Zvi holds a B.Sc in Industrial Management from Tel Aviv University and an M.B.A. specializing in finance from the Ruppin Academic Center, Israel.

Ariel Halperin (61) previously served as our director from December 2006 to May 2013. Dr. Halperin has served as the senior managing partner of Tene Investment Funds since 2004 and as a founding partner in Tenram Investments Ltd. since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (45) previously served as our director from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (70) retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014, and as a director of Admiral Group plc from 2012 until 2015. Mr. Abravanel currently serves as a director of Teva Pharmaceutical Industries Ltd. and Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Eric D. Herschmann (52) served as the President and Chief Operating Officer of Southern Union Co., since May 2008 until 2012. Mr. Herschmann has been a Partner in the law firm of Kasowitz, Benson, Torres & Friedman LLP since joining it in 1996 and has been its national lead litigation counsel since 1999. Mr. Herschmann served as an Interim General Counsel of Southern Union Co., from January 2005 to October 2007 and its Senior Executive Vice President from 2005 to 2008. He served as Legal Counsel of the audit department of Citibank, N.A., where he managed a team of investigators supporting CitiCorp. on a global basis. From 1987 to 1993, Mr. Herschmann was an Assistant District Attorney and Senior Litigation Counsel for the New York County District Attorney's Office. He served as Vice Chairman of Southern Union Company, the General Partner of Panhandle Eastern Pipe Line Co LP since 2009 until 2012. He earned a B.A. degree from Yeshiva University in 1984 and a Law Degree in 1987 from Benjamin N. Cardozo School of Law, where he served as editor of the International Law Journal and member of the Moot Court Board.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve (i) the re-election of each of Messrs. Ofer Tsimchi, Ronald Kaplan and Amit Ben Zvi and (ii) the election of each of Messrs. Ariel Halperin,  Dori Brown, Roger Abravanel and Eric D. Herschmann, to serve as directors of the Company until the next annual general meeting of shareholders of the Company or until their respective successors are duly elected or appointed and qualified.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

TO APPROVE THE COMPENSATION OF CERTAIN DIRECTORS
AND THE CHAIRMAN OF THE BOARD, IF ELECTED AS DIRECTORS

Background

Our Board seeks to attract and retain qualified members to oversee the management of our Company and to ensure that we maintain the highest standards of corporate governance.  In order to do so, we must properly compensate such members for their time and efforts on our Company’s behalf.   Our Compensation Committee and Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board while ensuring that our director compensation program is consistent with market practices.

As such, following our Nominating Committee’s recommendation to appoint Messrs. Roger Abravanel and Eric D. Herschmann to the Board as well as to re-elect Mr. Ronald Kaplan to the Board, all non-Israeli director nomeniees, the Compensation Committee and the Board discussed the compensation required to attract such highly experienced non-Israeli directors, with a strong business record and global background. Accordingly, both our Compensation Committee and Board proposed that the compensation to our non-Israeli directors will be increased compared to the compensation paid to our Israeli directors.

The Compensation Committee and the Board also discussed the proposed compensation terms of Dr. Ariel Halperin as the chairman of the Board. The Compensation Committee and Board proposed that Dr. Halperin will be entitled to remunaration equal to the remuneration of our external directors as further detalied above under “Background for Election of Directors.”

At the Meeting, the shareholders will be asked to approve the following compensation terms:

a.
With respect to Mr. Roger Abravanel, if elected, an annual fee of US$ 100,000 and an additional per meeting fee of US$ 2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced by 75%. Mr. Roger Abravanel's annual fee was considered also in light of our intention to have him serve as a chairman of a strategy committee to be established by the Board.

b.
With respect to Mr. Ronald Kaplan and Mr. Eric D Herchmann, if elected, an annual fee of US$ 75,000 and an additional per meeting fee of US$ 2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication shall be reduced by 50% and for meetings by written consent shall be reduced by 75%.

c.
With respect to Dr. Ariel Halperin, if elected, Dr. Halperin will be entitled to remunaration equal to the remuneration of our external directors as further detalied above under “Background for Election of Directors.”

The proposed compensation is consistent with our proposed Compensation Policy as detailed in Proposal No. 5 and is designed to enable us to appropriately incentivize and attract qualified members to our Board, while ensuring that our director compensation program is consistent with market practices.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

(a)	“RESOLVED, to approve the compensation of Messrs. Roger Abravanel, Ronald Kaplan and Eric D. Herschmann as directors of the Company, as described in the Proxy Statement, dated November 1, 2016.”

(b)	“RESOLVED, to approve the compensation of Dr. Ariel Halperin as the chairman of the Board, as described in the Proxy Statement, dated November 1, 2016.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

TO APPROVE TERMS OF OFFICE AND ENGAGEMENT
OF THE COMPANY’S APPOINTED CEO

On September 19, 2016, the Company’s Board announced the appointment of Mr. Raanan Zilberman as Chief Executive Officer of the Company (the “CEO”), who will join the Company in February 2017. Mr. Zilberman was appointed following a comprehensive search of internal and external candidates led by a committee of the Board. The Board believes that, in light of Mr. Zilberman’s extensive experience in leading multinational corporations, he is the right person to lead Caesarstone.

Pursuant to the Israeli Companies Law, any arrangement between the Company and an office holder who is not a director relating to his or her terms of engagement and compensation must be consistent with the Company’s compensation policy and must be approved by the compensation committee, the board of directors and the shareholders, in that order.

The proposed compensation terms of Mr. Zilberman were approved by our Compensation Committee and the Board, taking into account the Company’s compensation philosophy and the provisions of the Company’s Compensation Policy, which include, among other things, the commitment to ensure that CEO compensation is structured to create a link between pay and performance and to align the interests of the CEO with the interests of the Company and its shareholders, while taking into account the need to reduce incentives to take excessive risks, as well as relevant benchmarks, internal fairness and market trends. The proposed terms for the CEO fully comply with the Company’s compensation policy currently in effect.

We currently have 1,011,012 shares available for future grants under the 2011 Incentive Plan after giving effect to the proposed award.  Following such award, we will have outstanding under the 2011 Incentive Plan options to purchase 1,126,269 of our shares and 78,300 RSUs.

Our Compensation Committee and the Board believe that executive compensation should be fair and equitable to enable the Company to attract qualified executives to lead the Company. The Company’s executive compensation is designed to enable us to appropriately incentivize and attract qualified executives, while ensuring that our executive compensation program is consistent with market practices. The proposed equity grant is intended to incentivize our new CEO by closely aligning his personal economic interest with our Company’s performance and share price appreciation. In approving the award, the Compensation Committee and the Board also considered the factors enumerated in our Compensation Policy and determined that the terms and conditions of the award are consistent with our Compensation Policy.

The Compensation Committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants and is committed to vigilant management of dilution as the Company must balance the requirements associated with its equity compensation program during with the effect on dilution. Therefore, the Compensation Committee continues to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains committed to open an ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.  Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve a grant of equity to the Company’s CEO, appropriately linking his compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning his compensation to industry practices. The Company and Mr. Zilberman executed a services agreement reflecting the proposed compensation terms, subject to shareholder approval. Below is a summary of the material terms of the proposed arrangement:

Monthly Retainer Fee: As of the date Mr. Zilberman joins the Company (the “Effective Date”) and during the term of his engagement, the Company shall pay him a monthly retainer fee of $69,000 per month.

Annual Cash Bonus: Mr. Zilberman will be entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives. The objectives and payout terms will be as follows:

(i)
Mr. Zilberman shall be entitled to receive an annual cash bonus equal to two percent (2%) of the increase in the annual adjusted EBITDA of the Company (as published by the Company on an annual basis concurrent with the filing of its audited financial statements with the SEC, which such adjusted EBITDA includes the adjustments made by the Company to EBITDA as the Company, in consultation with its independent auditor, may deem fit, in accordance with the rules and guidance of the SEC from time to time, as approved by the audit committee and the Board of the Company) beyond the Threshold Amount. In any event, the annual cash bonus shall not exceed the lower of: (i) $1,170,000 for each calendar year, and (ii) 2.5% of the net profit of the Company for the year the annual cash bonus is paid based on its audited financial statements.

“Threshold Amount” shall mean $110 million, and in case the Company shall complete an acquisition in Israel or outside of Israel, as of the date of the acquisition, USD 110 million in addition to the EBITDA of the Acquired Israeli or Foreign Company, provided that the EBITDA of the Acquired Israeli or Foreign Company is positive.

“EBITDA of Acquired Israeli or Foreign Company” shall mean (i) with respect to an acquisition or a merger completed by the Company or any of its subsidiaries in Israel or outside of Israel no later than June 30 of a calendar year, the EBITDA of such acquired Israeli or foreign company in accordance with the audited financial statements of the acquired company for the fiscal year preceding the year of completion of the acquisition or merger, as shall be approved by the independent auditor of the Company in accordance with the accounting standards implemented by the Company in its financial statements, and (ii) with respect to an acquisition or a merger completed by the Company following June 30 of a calendar year, the EBIDTA of the acquired Israeli or foreign company during the twelve (12) months period preceding the closing date of the acquisition or merger, as applicable, and as shall be determined by the accounting firm that performed the due diligence investigation of the acquired company in accordance with the accounting standards implemented by the Company in its financial statements. In a calendar year in which the Company shall complete an acquisition or merger in Israel or outside of Israel, the annual cash bonus shall be calculated in accordance with the Threshold Amount immediately prior to the consummation of the acquisition or merger for the period prior to the acquisition or merger and the updated Threshold Amount immediately after to the consummation of the acquisition or merger for the period following the acquisition or merger.

An acquisition or merger shall include the acquisition of assets or operations in Israel or outside of Israel. In the event of the acquisition of assets or operations, the EBIDTA of Acquired Israeli or Foreign Company shall be calculated by the independent auditor of the Company in accordance with the accounting standards implemented by the Company in its financial statements.

(ii)
An acquisition or merger shall include the acquisition of assets or operations in Israel or outside of Israel. In the event of the acquisition of assets or operations, the EBIDTA of Acquired Israeli or Foreign Company shall be calculated by the independent auditor of the Company in accordance with the accounting standards implemented by the Company in its financial statements.

(iii)
In the event that the Effective Date shall be later than January 1, 2017, the CEO’s annual cash bonus with respect to fiscal year 2017 shall be pro-rated relative to the actual engagement period during 2017.

(iv)	In the event of termination of engagement during a calendar year (other than for Cause), Mr. Zilberman shall be entitled to an annual cash bonus for such year pro-rated relative to the actual engagement period during the same year up to the end of the Prior Notice Period, based on the annual adjusted EBITDA of the Company for such year (as shall be published by the Company concurrent with the filing of the audited financial statements of the Company for that year with the Securities and Exchange Commission).

Signing Bonus: Mr. Zilberman shall be entitled to receive a signing bonus in the amount of NIS 600,000, which shall be paid to Mr. Zilberman following the Effective Date in USD. In the event that CEO shall terminate the engagement with the Company during the twelve (12) months period following the Effective Date or the Company shall terminate for cause during such period, Mr. Zilberman shall immediately repay such bonus to the Company.

Equity-Based Compensation:

(i)
Mr. Zilberman shall be entitled to receive 300,000 options to purchase ordinary shares of the Company (the “Options”). The grant date of the Options shall be the later of: (i) the date of approval of the grant in accordance with applicable law, and (ii) the Effective Date. The exercise price of the Options shall be the closing price of the Company’s ordinary shares as traded on NASDAQ at the date of approval of the grant in accordance with applicable law. The Options shall be granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement. The Options shall be subject to vesting schedule over a period of four (4) years, as follows: 25% of the Options shall vest upon the lapse of each 12 months following the Effective Date, provided, however, that upon the lapse of the Prior Notice Period (as defined below), the amount of Options which is equal to 75,000 multiplied by a fraction, the numerator of which shall be the period elapsed as of the last date a portion of the Options has vested and the denominator of which shall be a twelve (12) months period, shall be accelerated and automatically be vested. Mr. Zilberman may be entitled to exercise the vested Options, subject to his option agreement and applicable law, until the earlier of (i) 120 days following the Adjustment Period (as defined below), or (ii) the expiration of the Options.

(ii)
Mr. Zilberman shall be entitled to receive 20,000 restricted share units each representing a right to receive one ordinary share of the Company (the “RSUs”). The grant date of the RSUs shall be the later of: (i) the date of approval of the grant in accordance with applicable law, and (ii) the Effective Date. The RSUs shall be granted in accordance with, and subject to, all terms and conditions of the Company’s incentive plan and the Company's customary RSU agreement. The RSU’s shall be subject to vesting schedule over a period of four (4) years, as follows: 25% of the RSUs shall vest upon the lapse of each 12 months following the Effective Date, provided, however, that upon the lapse of the Prior Notice Period, the amount of RSUs which is equal to 5,000 multiplied by a fraction, the numerator of which shall be the period elapsed as of the last date a portion of the RSUs has vested and the denominator of which shall be a twelve (12) months period, shall be accelerated and automatically be vested. Mr. Zilberman may be entitled to exercise the vested RSUs, subject to his RSU agreement and applicable law, until the earlier of (i) 120 days following the Adjustment Period, or (ii) the expiration of the RSUs.

(iii)	The Options and RSUs shall be granted under the capital gain track of Section 102 of the Israeli Tax Ordinances of 1961.

Clawback:  The annual cash bonus and any equity based compensation shall be subject to clawback by virtue of applicable law and pursuant to the Company’s Compensation Policy.

Termination Arrangements: The Company and Mr. Zilberman may each terminate the agreement at any time subject to, other than for termination for cause, a three (3) months prior written notice (the “Prior Notice Period”). Upon termination by the Company, provided such termination was not for cause, CEO shall be entitled, in addition to the Prior Notice Period, to an adjustment period (the “Adjustment Period”) of six (6) months. Upon termination by CEO, subject to him completing a twelve (12) months engagement period with the Company, CEO shall be entitled in addition to the Prior Notice Period, to an Adjustment Period of three (3) months. During the Adjustment Period, Mr. Zilberman shall be solely entitled to receive the monthly retainer fee and expenses reimbursement. None of the Options nor the RSUs shall continue to vest during the Adjustment Period. Upon termination for cause by the Company, Mr. Zilberman shall not be entitled to any Notice Period, Adjustment Period or any payment in lieu of any Notice Period or Adjustment Period, and any unvested outstanding equity awards shall terminate immediately upon the date of such termination for cause.

Release, Indemnification and Insurance: In accordance with the Company’s Compensation Policy, the Company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association. In addition, the Company’s directors and executive officers are covered by directors’ and officers’ liability insurance policies. Mr. Zilberman has similarly been provided with the above.

General: Mr. Zilberman’s service agreement includes additional customary provisions, such as non-solicitation, confidentiality, reimbursement of expenses and payment for absence days.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of office and engagement of Mr. Raanan Zilberman, the Company’s CEO, as described in the Proxy Statement, dated November 1, 2016.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

TO APPROVE AN AMENDMENT TO THE TERMS OF THE SERVICES AGREEMENT
BETWEEN THE COMPANY AND THE FORMER CHIEF EXECUTIVE OFFICER

Background

In May 2016, we announced the resignation of our former chief executive officer, Mr. Yos Shiran, effective as of August 2016. Pursuant to the Services Agreement between the Company and Mr. Shiran dated January 1, 2009 (the “Services Agreement”), Mr. Shiran is entitled to receive a six months adjustment period following his resignation. During the adjustment period Mr. Shiran continues to be entitled to receive the annual cash bonus he received during his tenure as chief executive officer, which is calculated as two and a half percent (2.5%) of the Company’s net income exceeding NIS 20 million. Because Mr. Shiran’s adjustment period will end in February 2017, Mr. Shiran will be entitled to receive a pro-rated annual cash bonus for the duration of the adjustment period in 2017 (i.e. until February 22, 2017) based on the Company’s 2017 net income, which will be available during the first quarter of 2018.

At the Meeting, our sharholders will be asked to vote to amend the Services Agreement such that the annual cash bonus Mr. Shiran will be entitled to receive with respect to the adjustment period in 2017 will be paid immediately following the release of the Company's financial reports for year 2016 and based on the Company’s net income for 2016 instead of the net income for 2017. If this Proposal No. 4 will be adopted, we will be able to settle accounts with Mr. Shiran during the first quarter of 2017 instead of waiting for the first quarter of 2018.

The proposed amendment is consistent with our Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amendment to the terms of the services agreement between the Company and Mr. Yos Shiran, the Company’s former Chief Executive Officer, with respect to the terms of payment of the annual bonus following the termination date, as described in the Proxy Statement, dated November 1, 2016.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

TO APPROVE THE COMPANY’S COMPENSATION POLICY

As required by the Israeli Companies Law, Caesarstone has adopted a compensation policy regarding the terms of office and employment of its office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

Our compensation policy became effective on May 18, 2014, following its approval by our Board (following the recommendation of our Compensation Committee), and an amendment thereto was approved at a special general meeting of the shareholders on July 30, 2015 (the “Compensation Policy”).

Pursuant to the Israeli Companies Law, the Compensation Policy must be reviewed from time to time by our Compensation Committee and Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

Accordingly, in light of the experience gained in the implementation of the Compensation Policy and amendments made to the Israeli Companies Law, our Compensation Committee and the Board propose certain changes to the Compensation Policy. To the extent not approved by shareholders, our Compensation Committee and Board may nonetheless approve the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

Following the recommendation of our Compensation Committee, our Board has approved, and recommends that shareholders approve, the Compensation Policy, in the form attached to this Proxy Statement as Exhibit A. The proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the proposed Compensation Policy will not be approved by our shareholders, our current Compensation Policy will remain in full force and effect until the earlier of its expiration or the adoption of a new Compensation Policy.

When considering the Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law and reviewed various data and other information they deemed relevant, with the advice and assistance of legal and compensation advisors.

Similar to our current Compensation Policy, the proposed Compensation Policy continues to link pay to performance and to align our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both Caesarstone’s short- and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and designed to reduce incentives to take excessive risks.

The proposed Compensation Policy addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees in the Company. Pursuant to the proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation, signing and special bonuses and a non-compete grant), as well as change of control related bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements. The cash bonuses that may be granted under the Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the proposed Compensation Policy, an annual cash bonus may be awarded to executive officers (other than the CEO) upon the attainment of pre-set periodical objectives and individual targets determined by the CEO and approved by the Compensation Committee and the Board at the beginning of each calendar year, or upon engagement, in case of newly hired executive officers, taking into account Caesarstone’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each executive officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, changes in Caesarstone’s business environment, objectives or timelines, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

The annual bonus of Caesarstone’s CEO will be based on measurable objectives of the Company and subject to a minimum threshold. Such measurable criteria are as set forth in the CEO engagement terms described in Proposal No. 3.

The equity based compensation under the proposed Compensation Policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with the long term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of executive officers in the long term. In addition, equity based awards are structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans. The equity based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. In addition, the Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of such equity‐based compensation.

In addition, the proposed Compensation Policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our CEO to approve an immaterial change in the terms of employment of an executive officer (other than the CEO, and provided that the changes of the terms of employment are in accordance the proposed Compensation Policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

The proposed Compensation Policy also governs the compensation of our Board members and determines that the compensation of the directors (excluding the Chairman of the Board, the external directors and independent directors under Israeli Law) will be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to, on an annual basis, (i) for a director who is an Israeli resident, the total compensation payable annually to the Company’s external and independent directors, including annual fees and participation compensation; and (ii) for a director who is a non-Israeli resident, 400% of the annual fees and 400% the participation compensation payable to the Company’s external and independent directors. The compensation of our external directors and independent directors (under Israeli law) will be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as such regulations may be amended from time to time. Our Chairman of the Board will be entitled to an annual base compensation that will not exceed five (5) times the total annual compensation of an external director (assuming a total of nine (9) Board and committees meetings per year). In addition, the chairman of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee, the Board and approved by the Company’s shareholders, which will amount to up to 50% of the chairman’s annual base compensation.

Under the proposed Compensation Policy, our Board members may also be awarded equity based compensation, as shall be determined from time to time and approved by our Compensation Committee, Board and shareholders, which will be subject to a vesting schedule over several years.

In addition, our directors  will be entitled to reimbursement for travelling expenses when traveling abroad on behalf of Caesarstone and other expenses incurred in the performance of their duties and other services to the Company.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, which is attached as Exhibit A hereto.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Compensation Policy for Executive Officers and Directors substantially in the form attached to this Proxy Statement as Exhibit A effective immediately following the Meeting, for a period of three years”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

REAPPOINTING INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2016, and its service until the annual general meeting to be held in 2017, and to authorize the Board upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2014	2015
	(in thousands of U.S. dollars)
Audit fees(1)	$505	$685
Audit-related fees(2)	146	73
Tax fees(3)	80	151
All other fees(4)	101	30
Total	$832	$939
      ______________
(1)
“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2014 and 2015, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to 2014 follow-on offerings.

(3)	“Tax fees” include fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by the auditors with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s Auditor, Kost, Forer, Gabbay & Kasierer (the “Auditor”) as the independent auditors of the Company for the year ending December 31, 2016, and its services until the close of the Company’s next Annual General Meeting to be held in 2017, and that the Board of Directors of the Company be authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 7, 2016 and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board:

/s/ Yonathan Melamed
Yonathan Melamed
Chairman of the Board

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
November 1, 2016

Exhibit A

COMPENSATION POLICY

CAESARSTONE LTD.

Compensation Policy for Executive Officers and Directors

Effective as of [________ __], 2016

A.    Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone’s value and otherwise assist Caesarstone to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone’s directors. Executive Officers and directors may include also related parties, such as members of Kibbutz Sdot Yam, the Company’s controlling shareholder.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of Caesarstone and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

2.	Objectives

Caesarstone’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone’s shareholders in order to enhance shareholder value;

2.2.	To align the Executive Officers’ compensation with Caesarstone’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	Any grant of a compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law.

4.	Inter-Company Compensation Ratio

4.1.
In the process of drafting this Policy, Caesarstone’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.
The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

5.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone’s short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

5.2.
The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity based incentives, shall be of value of at least 30% of such Executive Officer’s annual Fixed Compensation.

B.    Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
A Base Salary provides stable compensation to Executive Officers and allows Caesarstone to attract and retain competent executive talent and maintain a stable management team. The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Caesarstone’s ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone’s size, performance and field of operation and the geographical location of the employed Executive Officer as well as his personal and professional skills. To that end, Caessarstone shall utilize as a reference, comparative market data and practices, which may include, among others, a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in sectors which are similar in their characteristics to Caesarstone’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally). Such compensation survey may be conducted internally or through an external consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include, among others, change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

6.4.
The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 77% of the monthly payment against a tax invoice.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone’s practice and market practice;

7.1.5.
Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and the practice in peer group companies; and

7.1.6.
Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and to the practice in peer group companies.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Compensation Policy (with the necessary changes).

7.2.
In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as real estate broker fees, moving costs, car allowance, and home leave visit, etc.

7.3.
Caesarstone may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel expenses, including a daily stipend when traveling,  and other business related expenses, insurances, professional licenses, membership fees in professional organizations and other benefits (such as newspaper subscriptions, academic and professional studies and welfare activities), provided, however, that such additional benefits shall be determined in accordance with Caesarstone’s policies and procedures.

C.    Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning Executive Officers’ compensation with Caesarstone’s objectives and business goals. Therefore, a pay-for-performance element is an important part of compensation, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the CEO and approved by the Compensation Committee and the Board at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Caesarstone’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, changes in Caesarstone’s business environment, objectives or timelines, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer's engagement with Caesarstone or on the same scheduled date for annual cash bonus payments by the Company.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Caesarstone’s Executive Officers other than the CEO (“VPs”) will be based on the measurable objectives of the Company and its divisions, measurable personal objectives and non-measurable personal objectives (based on a discretionary evaluation of the VP’s overall performance by the CEO), and subject to a minimum threshold. The measurable objectives will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee (and if required by law, by the Board) at the commencement of each fiscal year (or upon engagement, in case of newly hired VPs or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and personal objectives. Examples of measurable objectives that will be considered include: business and operational objectives (such as revenue and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.	The annual cash bonus which may be awarded to each of the VPs will not exceed such VP’s monthly base salary multiplied by eight (8).

CEO

9.3.	The annual bonus of Caesarstone’s CEO will be based on measurable objectives of the Company and subject to a minimum threshold. Such measurable criteria will be set forth in the CEO engagement terms.

9.4.
The annual cash bonus which may be awarded to Caesarstone’s CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone’s net profit in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.
The annual cash bonus will be based mainly (at least 80%) on measurable objectives, and, with respect to its less significant part (up to 20%), may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

10.	Other Bonuses

10.1.
Special Bonus. Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed twelve (12) monthly base salaries of the Executive Officer.

10.2.
Signing Bonus. Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer’s first annual compensation package.

10.3.
Relocation Bonus. In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as real estate broker fees, moving costs, home leave visit, etc.

10.4.
Non-Compete Grant. Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.    Equity Based Compensation

12.	The Objective

12.1.
The equity based compensation for Caesarstone’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity based compensation offered by Caesarstone is intended to be in a form of share options and/or other equity based awards, such as RSUs and share based compensation (i.e. “phantom options”), in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.	General guidelines for the grant of awards

13.1.
The fair value of the equity based compensation per vesting year at its grant date of each of Caesarstone’s VPs and CEO shall not exceed the fair value calculated with respect to an option to purchase (at an exercise price equal to the share price at the closing of trade on Nasdaq on the date of grant, subject to any applicable law or regulation) 0.2% and 1% of Caesarstone’s outstanding shares at the date of grant, respectively.

13.2.	The Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of equity‐based compensation.

13.3.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years.

13.4.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control of control, subject to any additional approval if such may be required by the Companies Law. Grant of equity based awards shall be subject to any approval required by any applicable law.

13.5.	The fair value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E.    Retirement and Termination of Service Arrangements

14.	Advanced Notice Period and Adjustment Period

14.1.
Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to six (6) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.2.
Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

15.	Additional Retirement and Termination Benefits

15.1
Arrangements related to termination of service or employment may be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the VP or CEO, his/her compensation package during such period, market practice in the relevant geographic location, Caesarstone’s performance during such period and the VP’s or CEO’s contribution to Caesarstone achieving its goals and maximizing its profits and other considerations that may be found relevant by Caesarstone. For example, the Compensation Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

15.2
Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices and/or found to be appropriate under the circumstances relevant to the termination of the Executive Officer.

F.    Exculpation, Indemnification and Insurance

16.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.
Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, either retroactively or in advance as provided in the Indemnity Agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

17.2.	Caesarstone will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

17.2.1.
The limit of liability of the insurer shall not exceed US$100 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

17.2.2.	The annual premium shall not exceed US$500,000 and the deductible shall not exceed US$300,000 per claim;

17.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company’s profitability, assets or liabilities; and

17.2.4.
The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).  The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the Insurer takes precedence over the right of the Company itself.

17.3.	Should a change in profile risk of the Company occur, the Company shall be entitled, always subject to the approval of the Compensation Committee to the following:

17.3.1.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change in risk (the "Run Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

17.3.2.
The limit of liability of the insurer shall not exceed US$100 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

17.3.3.	The premium for the insurance period shall not exceed 300% of the last paid annual premium and the deductible shall not exceed US$300,000 per claim; and

17.3.4.
The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

17.4.
Caesarstone may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities, provided, however, that the insurance transaction complies with the following conditions:

17.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and

17.4.2.
Such extension and consequent additional premium shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) said extension reflects then prevailing market conditions, and, provided, further, that the extension shall not materially affect the Company’s profitability, assets or liabilities.

17.5.	Any other insurance coverage purchased by Caesarstone may be extended to include directors and Officers as additional insured, in so far as such extension will not result in an additional premium.

17.6.	The Insurance Policy, indemnification and Exculpation shall be subject to any additional approvals as may be required under any applicable law.

G.    Arrangements upon Change of Control

18.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service or adverse adjustment of the service in a material way which were upon a “Change of Control”:

18.1.	Vesting acceleration of outstanding options.

18.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

18.3.
Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 14 of this Compensation Policy.

18.4.	In the case of the CEO, a cash bonus equal to up to twelve (12) monthly base salaries.

H.    Board of Directors Compensation

19.   Cash Compensation

19.1.
All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to, on an annual basis, (i) for a director who is an Israeli resident, the total compensation payable annually to the Company’s external and independent directors, including annual fees and participation compensation; and (ii) for a director who is a non-Israeli resident, 400% of the annual fees and 400% the participation compensation payable to the Company’s external and independent directors.

19.2.
The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

19.3.
The chairman of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director ((assuming a total of nine (9) Board and committees meetings per year)). In addition, the chairman of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee, the Board and approved by the Company’s shareholders, which shall amount to up to 50% of the chairman’s annual base compensation.

20.	Equity Based Compensation

20.1.	Directors may also be awarded equity based compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders.

20.2.
The fair value of the equity based compensation per vesting year at its grant date of each director shall not exceed the fair value calculated with respect to an option to purchase (at an exercise price equal to the share price at the closing of trade on Nasdaq on the date of grant, subject to any applicable law or regulation) 0.1% Caesarstone’s outstanding shares at the date of grant.

20.3.	The Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of equity‐based compensation.

20.4.
All equity-based awards granted to directors shall be subject to vesting periods. Unless determined otherwise in a specific award agreement, grants to directors shall vest gradually over a period of between three (3) to four (4) years.

20.5.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any director’s awards, including, without limitation, in connection with a change of control of control, subject to any additional approval if such may be required by the Companies Law.

20.6.	The fair value of the equity based compensation for directors will be determined according to acceptable valuation practices at the time of grant.

21.	Expense Reimbursement

21.1.
Members of Caesarstone’s Board shall be entitled to reimbursement for travelling expenses when traveling abroad on behalf of Caesarstone and other expenses incurred in the performance of their duties and other services to the Company.

I.     Miscellaneous

22.
It is hereby clarified that nothing in this Policy shall be deemed to grant any of Caesarstone’s Executive Officers, directors or employees or any third party any right or privilege in connection with their engagement with the Company. Such rights and privileges shall be governed by the respective personal employment or engagement agreements. The Board may determine that none or only part of the payments and benefits shall be granted, and is authorized to cancel or suspend a compensation package or part of it, subject to any applicable law.

23.
An Immaterial Change in the terms of employment of a VP may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy, and subject to the following mechanism: following the CEO's approval of an Immaterial Change, any further change to the terms of employment of that certain VP (whether Immaterial Change or not) shall be subject to the approval of the Compensation Committee and the Board, and, after their approvals, the next Immaterial Change in the terms of employment of such VP may be once again approved by the CEO.

An “Immaterial Change” means change (or changes, on an accumulated basis) in the terms of employment of a VP, other than equity awards, that amounts to up to 5% of the VP's annual gross base salary.

24.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the approval of this Compensation Policy, Caesarstone may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person other than Caesarstone.